                                                                     EXHIBIT 12
                             AMERICAN STANDARD COMPANIES INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)
                                                                                                    For the Six
                                                                                                   Months Ended
                                                     For the Years Ended December 31,                 June 30,
                                                     --------------------------------               ----------
                                                1994      1995      1996      1997       1998      1998       1999
                                                -----     -----     -----     -----      -----     ------     ----
Income (loss) from continuing
   operations before taxes                    $(15.2)   $226.9     $57.6    $236.8     $165.4     $191.8     $233.9

Equity in net (income) loss of
   associated companies net of dividends
   received                                      1.1      11.0      11.8      (2.9)      (3.6)      (3.0)      (5.9)

Amortization of capitalized interest             1.0       1.1       1.3       1.4        1.6         .8         .9

Interest expense                               259.4     213.3     198.2     192.2      188.4      101.8       93.2

Rental expense factor                           17.6      23.0      27.3      25.0       26.5       13.4       15.0
                                             -------   -------   -------   -------    -------    -------    -------


Earnings available for fixed charges          $263.9    $475.3    $296.2    $452.5     $378.3     $304.8     $337.1
                                             =======   =======   =======   =======    =======    =======    =======

Interest expense                              $259.4    $213.3    $198.2    $192.2     $188.4     $101.8     $ 93.2

Capitalized interest                             2.9       4.0       3.9       3.8        4.5        2.0        1.7

Rental expense factor                           17.6      23.0      27.3      25.0       26.5       13.4       15.0
                                             -------   -------   -------   -------    -------    -------    -------


Fixed charges                                 $279.9    $240.3    $229.4    $221.0     $219.4     $117.2     $109.9
                                             =======   =======   =======   =======    =======    =======    =======

Ratio of earnings to fixed charges (a)         -  (b)      2.0       1.3       2.0        1.7        2.6        3.1

a) For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

b) Earnings were insufficient to cover fixed charges for the year ended December 31, 1994 by $16.0 million.

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